FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated January 24, 2013

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone :(56 2) 2351 1187
E-mail: aveszpremy@bbvaprovida.cl

Santiago, Chile –January 24, 2013

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Andrés Veszprémy, Alternate Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension (SP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

“As provided in Articles 9 and 10 of Law 18045 and General Rule #30 of the Securities and Insurance Commission of Chile, please be advised that based on the recommendation and approval of the Board of Directors of AFP Provida and on the recommendation of the Board of Directors of Provida Internacional, an Extraordinary Shareholders Meeting of Provida Internacional S.A., a subsidiary of AFP Provida, approved the sale of its entire interest in Administradora de Fondos de Pensiones Horizonte S.A. (“AFP Horizonte”), a Peruvian company, amounting to 15.87% of the share capital thereof, to a company in the BBVA Group to be determined by BBVA S.A.  Said meeting was held on January 23, 2013.

The transaction price will be PEN$182,499,818 (one hundred eighty-two million four hundred ninety-nine thousand eight hundred eighteen new Peruvian sols), equal to approximately US$71,415,000 (seventy-one million four hundred fifteen thousand U.S. dollars).  All taxes and other assessments applicable by law will be assessed on that price.

The sale of the interest held by Provida Internacional in AFP Horizonte was approved because it is considered favorable to corporate interests both economically and in consideration of the purpose for which Provida Internacional was incorporated.  This is a related party transaction for Provida Internacional S.A. and as a subsidiary of a publicly held corporation, the rules in Section XVI of Companies Law 18046 were followed strictly.

There will be a gain (profit) on the transaction that is estimated to be, before taxes, approximately MUS$55.1 (fifty-five million one hundred thousand dollars), arising from the difference between the sale price and the total book value of the investment.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	January 24, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	January 24, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.